Exhibit 99.2

March 29, 2021

NOTICE RE ANNUAL MEETING OF SHAREHOLDERS OF NUTRIEN LTD.

NOTICE-AND-ACCESS

Meeting Date and Format

Nutrien Ltd. (“Nutrien,” “us” or “we”) will be holding its annual meeting (the “Meeting”) of shareholders on Monday, May 17, 2021 at 5:30 p.m. (Eastern time). This year, as a result of COVID-19 and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold the Meeting in a virtual only format, which will be conducted via live online webcast at https://web.lumiagm.com/430315424 (password: nutrien2021). Shareholders will not be able to physically attend the Meeting.

A notice of meeting and management information circular (the “Circular”) in respect of the Meeting dated March 29, 2021 and the annual financial statements for the year ended December 31, 2020, along with the related management’s discussion & analysis, as set forth in our 2020 annual report (collectively, the “Materials”) have been posted at www.nutrien.com/investors/notice-and-access and on our profile on www.sedar.com and www.sec.gov/edgar.shtml.

The Meeting is being held to consider the matters as set out in the form of proxy accompanying this notice. These matters are set out in detail under the headings “Election of Directors”, “Financial Statements”, “Re-Appointment of Auditor” and “Advisory Vote on Executive Compensation” and can be found at pages 8 and 9 of the Circular.

How to obtain paper copies of the Materials

In lieu of mailing the Materials, we are using notice-and-access to provide access to an electronic copy of these documents to registered holders and beneficial owners of Nutrien’s common shares by posting them on the websites noted above. Registered holders and beneficial owners who have previously provided standing instructions will receive a paper copy of the Materials.

Registered Shareholders: For more information regarding notice-and-access, you may contact our transfer agent, Computershare Investor Services Inc. (“Computershare”), by phone at 1-866-964-0492 (toll-free) or by visiting www.computershare.com/noticeandaccess. To obtain a paper copy of the Materials before the date of the Meeting, you may contact Computershare, by phone at 1-866-962-0498 (toll-free within Canada and the U.S.) or 514-982-8716 (outside Canada and the U.S.) and enter your 15 digit control number as indicated on your form of proxy. To obtain a paper copy of the Materials after the date of the Meeting, please contact 1-800-564-6253.

Non-registered Shareholders: For more information regarding notice-and-access or to obtain a paper copy of the Materials before the date of the Meeting, you may contact Broadridge Investor Communications Solutions (“Broadridge”), by going to proxyvote.com or by phone at 1-877-907-7643 (toll-free within Canada and the U.S.) or 303-562-9305 (English) or 303-562-9306 (French) (outside Canada and the U.S.) and enter your 16 digit control number as indicated on your voting instruction form. To obtain a paper copy of the Materials after the date of the Meeting, please contact Broadridge, by phone at 1-877-907-7643 (toll-free within Canada and the U.S.) or 303-562-9305 (English) or 303-562-9306 (French) (outside Canada and the U.S.).

You must request a paper copy by: (i) May 4, 2021 in order to receive a paper copy prior to 5:30 p.m. (Eastern time) on May 13, 2021, which is the deadline for the submission of your voting instructions; and (ii) by 5:30 p.m. (Eastern time) on May 6, 2021 to receive paper copies before the date of the Meeting. Shareholders may request to receive a paper copy of the Materials by mail at no cost by calling the number above for up to one year from the date the Materials were filed on www.sedar.com. If you are a registered holder and have previously provided standing instructions indicating that you wish to receive paper copies of the Materials, you may revoke your instructions by calling Computershare at the number above.

Voting

To vote you must vote using the methods reflected on your enclosed form of proxy or voting instruction form.

Registered Shareholders: You may vote in the manner indicated in the enclosed form of proxy, which includes voting using the internet, telephone or fax, or by completing and returning the enclosed form of proxy to Computershare at the specified address by 5:30 p.m. (Eastern time) on Thursday, May 13, 2021, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, in order for your common shares to be voted at the Meeting.

Non-registered Shareholders: Non-registered (beneficial) shareholders should follow the instructions in the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Voting Online at the Meeting: Only registered shareholders and duly appointed proxyholders will be entitled to vote at the Meeting. Shareholders who wish to appoint a third-party as their proxyholder (i.e. persons other than the persons designated by Nutrien on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves)) to represent them at the Meeting must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare, by going to https://www.computershare.com/Nutrien, after submitting their form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that will act as their online sign-in credentials and is required for them to vote or submit questions at the meeting and, consequently, only being able to attend the meeting online as a guest. Non-registered shareholders located in the United States must also provide Computershare with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder.

PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING.